Filed by The Gillette Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: The Gillette Company Commission File No.: 1-00922

The following letter was sent to associates of The Gillette Company:

February 15, 2005

Dear Gillette Associate:

As part of our ongoing efforts to keep you up to date on important information related to the recent announcement of the anticipated merger with Procter & Gamble, I am writing to provide you with some answers to key questions regarding compensation and benefits that have been raised by Gillette associates around the globe over the past few days. While there are a number of questions that we are unable to answer at this time, we will continue to provide you with updates as information becomes available. Our plans include establishing a dedicated global website for Gillette associates, where you will be able to obtain more information.

Edward E. Guillet Senior Vice President Human Resources

Questions and Answers

1.	Will any changes be made to Gillette benefit programs or compensation plans before the merger is completed?

No changes will be made other than those that would otherwise have been made in the ordinary course of doing business, consistent with our past practices or to comply with changes in the law.

2.	How does the proposed merger affect merit increases scheduled for April 1, 2005?

Merit increases scheduled for April 1, 2005 will not be affected.

3.	Will the merger impact Gillette’s compensation plans and employee benefit programs?

P&G has agreed to assume and honor the terms of Gillette’s compensation plans and employee benefit programs. In addition, P&G has agreed to maintain comparable total compensation (other than stock-based plans) and benefits for a two-year period following the date the merger is completed. After that time, P&G will determine compensation and benefits for all active employees.

4.	What happens to my compensation and benefits if I lose my job following the merger?

P&G has agreed to honor the terms of Gillette’s existing severance programs for those employees who lose their jobs within a two-year period following the date the merger is completed.

In most countries, Gillette has programs in place that provide for pay and benefits in the event employees lose their jobs. These programs, which comply with local laws and regulations, will vary country by country.

These programs may include long standing Termination Settlement arrangements that form part of your business unit’s Human Resources policies. In other countries, there are provisions within employment contracts that cover separation terms. And in many other countries, there are local legal requirements and consultative procedures that govern job losses.

You will be provided with more specific details on the local severance program applicable in your country as we have a better understanding of how the merger will impact our employees around the world.

5.	How secure is my GESOP account? What will happen to my shares after the merger?

Your GESOP account is secure. The shares of Gillette stock are held by an independent trustee, Banque Internationale a Luxembourg (BIL). The plan assets are separate from the Company’s assets.

As of the close of the merger, your shares of Gillette stock will be converted into P&G stock using the same ratio (0.975 share of P&G for each Gillette share) that will apply to all other Gillette shareholders.

For example, 100 Gillette shares will be converted into 97.5 shares of P&G stock as of the close of the merger.

6.	Can I sell my GESOP shares before or after the merger?

	•	Before the merger takes place: the GESOP rules allowing in-service cash withdrawals of mature shares, up to twice per calendar year, will not change. Sale dates will still occur twice each month until the date of the merger, and you should contact your GESOP administrator for details.

	•	Following the completion of the merger: all shares held in the GESOP will become available for sale or withdrawal, and the twice per year restriction will be waived.

FORWARD-LOOKING STATEMENTS

               This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

               This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER

               RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

               Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.